UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 28, 2004

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
ROYAL DUTCH PETROLEUM COMPANY
(Translation of registrar's name into English)

The Netherlands (Jurisdiction of incorporation or organisation) 30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands Tel No: (011 31 70) 377 9111) (Address of principal executive officers)	England (Jurisdiction of incorporation or organisation) Shell Centre, London SE1 7NA, England Tel No: (011 44 20) 7934 1234 (Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release; and Third Quarter 2004 Results for the Royal Dutch/Shell Group of Companies.

Exhibit 99.1 of this report on Form 6-K shall be incorporated by reference in each of the Registration Statements on Form S-8 (Registration Nos. 333-7590, 333-7410, 333-7412, 333-11022, 333-13384, 333-102183 and 333-97935) filed by Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, Public Limited Company under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, Public Limited Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release for Proposed Restructuring.
99.2	Third Quarter 2004 Results for the Royal Dutch/Shell Group of Companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

By:	/s/ R.J. Routs	By:	/s/ M. Edwards
Name:	(R.J. Routs)	Name:	(M. Edwards)
Title:	Managing Director	Title:	Assistant Company Secretary

By:	/s/ M.C.M. Brandjes
Name:	(M.C.M. Brandjes)
Title:	Company Secretary

Date: 28 October 2004